UNITED STATES
                                 SECURITIES AND EXCHANGE COMMISSION
                                             WASHINGTON, D.C. 20549


    DIVISION OF
CORPORATION FINANCE


                                                                     April 5,
2021


Elizabeth Gonzalez-Sussman, Esq.
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, NY 10019

        Re:      Blucora, Inc.
                 Definitive Additional Materials filed under cover of Schedule
14A
                 Filed on March 29, 2021 by Ancora Alternatives LLC et al. File No. 000-25131

Dear Ms. Gonzalez-Sussman,

        We have reviewed the above-captioned filing and have the following comment:

1. Please provide us with support for the following statement on page 34 of the investor presentation:

                   We believe these acquisitions and their serious financial consequences led to the
              departures of both the Company   s CEO and CFO in January 2020
(without effective
              succession planning).

    Please note that characterizing a statement as one   s opinion or belief
does not eliminate the
    need to provide a proper factual foundation for the statement; there must be a reasonable basis for each opinion or belief that the filing persons express. Please refer to Note (b) to
    Rule 14a-9. To the extent you are unable to provide adequate support, please revise these disclosures and refrain from including such statements in future soliciting materials.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please direct any questions to me at (202) 551-8729.

                                                             Sincerely,

                                                             /s/ Valian A.
Afshar

                                                             Valian A. Afshar
                                                             Special Counsel
                                                             Office of Mergers
and Acquisitions